March 25, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton
Claire Erlanger
Jennifer Angelini
Geoffrey Kruczek

Re:	Comment Letter dated February 28, 2025
JBS B.V.
Amendment No. 5 to Registration Statement on Form F-4
Filed January 29, 2025
File No. 333-273211

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated February 28, 2025 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 5 to the Registration Statement on Form F-4, filed with the Commission on January 29, 2025 (as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 6 to the Registration Statement (“Amendment No. 6”). Amendment No. 6 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments. In addition, Amendment No. 6 includes JBS S.A.’s audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, and the related notes thereto.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 6. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form F-4

Capitalization, page 70

1.

Refer to the second bullet point at the top of the page and the newly expanded discussion of the January 21, 2025, issuances of 5.950% Senior Notes due 2025 in an aggregate principal amount of US$1,000.00 million and 6.375% Senior Notes due 2055 in an aggregate principal amount of US$750.0 million, and the use of net proceeds therefrom. We note from disclosure on page 10 the net proceeds were used for general corporate purposes, including the repayment of existing debt. Please disclose the amount of existing debt that was repaid and revise the “as adjusted” column to reflect this transaction, as it appears the “as further adjusted” column instead reflects the transaction. Also refer to newly revised subnote (4) and tell us why you have not reflected the US$187.5 million outstanding balance under the commercial paper program in the “as adjusted” column.

The Company respectfully acknowledges the Staff’s comment and has revised the “as adjusted” column on page 72 of Amendment No. 6 to disclose amount of existing debt that was repaid in connection with the use of proceeds from the issuances of 5.950% Senior Notes due 2025 and 6.375% Senior Notes due 2055. With respect to the commercial paper program, the Company advises that, since the capitalization table has been updated to reflect the Company’s financial position as of December 31, 2024, the outstanding balance of the commercial paper program as of December 31, 2024 is now included in the “actual” column, which reflects JBS S.A.’s historical consolidated current and non-current loans and financings.

Management, page 215

2.

We note disclosure on page 217 that your board of directors has determined all your directors and director nominees, other than two named individuals, qualify as independent under the NYSE rules and the Dutch Corporate Governance Code. Please tell us how you determined that Wesley and Joesley Batista meet these independence requirements, or alternatively revise your disclosure as appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 210 of Amendment No. 6 in response.

General

3.

Please update compensation disclosure with respect to the registrant and JBS S.A. to reflect the fiscal year ended December 31, 2024, or alternatively provide your analysis as to why such disclosure is not required pursuant to the applicable requirements of Form F-4 and Form 20-F, including with respect to the persons who will serve as directors and executive officers of the registrant.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 153 of Amendment No. 6 to update the compensation disclosure with respect to JBS S.A. to reflect the fiscal year ended December 31, 2024. With respect to the registrant, the Company confirms that, since the registrant’s incorporation on October 9, 2019, the registrant has not paid any compensation to its directors or executive officers. Please see page 214 of Amendment No. 6.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com or Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer
JBS B.V.

Donald E. Baker, Esq.
John R. Vetterli, Esq.
Karen Katri, Esq.
White & Case LLP

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